Exhibit 21.1

Pyxis Tankers Inc.

List of Subsidiaries

Company Name	Jurisdiction of Incorporate

Maritime Technologies Corp.	Delaware, U.S.A.

Secondone Corp.	Marshall Islands

Thirdone Corp.	Marshall Islands

Fourthone Corp.	Marshall Islands

Sixthone Corp.	Marshall Islands

Seventhone Corp.	Marshall Islands

Eighthone Corp.	Marshall Islands